Annex A

Transactions IN THE COMMON STOCK BY THE REPORTING PERSONS

The following table sets forth all transactions in the shares of Common Stock during the past sixty (60) days by the Reporting Persons. Unless otherwise noted, all such transactions were effected in the open market through brokers and the price per share includes commissions. The shares of Common Stock were purchased or sold in multiple transactions at prices indicated in the column Price Per Share ($). Where a price range is provided in the column Price Range ($), the price reported in that row’s Price Per Share ($) column is a weighted average price. The shares of Common Stock were purchased or sold in multiple transactions at prices between the price ranges indicated in the Price Range ($) column. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock purchased or sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price per Share ($)	Price Range ($)
06/24/2026	(100,000)	$14.75	$14.67 – $14.88
06/26/2026	(785,000)	$15.44	$15.10 – $15.72